

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via E-mail
Mr. Ken Martin
Chief Executive Officer, Chief Accounting Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, WA 98033

     RE: **Hitor Group, Inc.**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed May 19, 2011
                File No. 333-103986

Dear Mr. Martin:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant